Contact

www.linkedin.com/in/cathy-key-worldtree (LinkedIn)
www.theregfilter.com (Company)

Top Skills

Event Planning
Marketing Communications
Public Speaking

Cathy Key

Intention, imagination and intelligence will create a better World.
British Columbia, Canada

Summary

I have a Ph.D. in Anthropology, but I work in the sustainability sector. At first glance, these two fields may sound like a mismatch; however, after writing a dissertation on the economics of cooperation, I came to realize that humans are the dominant influence on our environment.

It’s important to me that we protect our planet and provide a sustainable future for all humans.
And I love that I get to work toward this future at World Tree, a for-profit-for-purpose agroforestry company. I work daily with farmers, impact investors and institutions committed to impact.

I’ve found that I’m uniquely suited to crafting radical new business models for social and environmental change. I have over 20 years of experience in coaching, team building, leadership, marketing, and business development. And at World Tree, I’ve managed over 5000 acres and 190 farmers in four different countries.

I love meeting new people and hearing new perspectives. Feel free to reach out if you’re interested in impact investing, the regenerative economy, fighting climate change, or if you just want to chat.

Experience

World Tree
7 years 10 months

President
January 2020 - Present (3 years 10 months)

World Tree grows trees for profit and purpose. An agroforestry company, we aim to create robust returns for investors and landowners while also sequestering carbon, supplying sustainably-grown lumber, and engaging in regenerative farming practices.

With a rapidly expanding lumber market—the demand will double over the next 30 years—our eco-timber is poised to deliver significant returns and also help investors decarbonize their financial portfolios.

World Tree achieves these goals through growing the Empress Splendor tree (Paulownia elongata and Paulownia fortunei), a non-invasive tree that reaches maturity in only 10 years and regenerates after harvest without being replanted. As one of the fastest-growing hardwood trees in the world, one acre of Empress Splendors sequesters up to 30 tons of carbon per year, making our trees the best carbon capture technology in the world.

Chief Operations Officer
January 2016 - Present (7 years 10 months)
Victoria, British Columbia

Conference Manager
CEO
2002 - 2012 (10 years)

Education

University College London
Doctor of Philosophy (Ph.D.), Anthropology · (1988 - 2000)